Exhibit 1.1

June 29, 2018

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

Two Jefferson Plaza

Poughkeepsie, NY 12601

Attention:	Mr. Michael J. Quinn

President and Chief Executive Officer

Ladies and Gentlemen:

We understand that the Boards of Directors of Rhinebeck Bancorp, MHC (“MHC”) and its subsidiary, Rhinebeck Bank (the “Bank”), are considering the adoption of a Plan of Reorganization and Stock Issuance (the “Plan”) pursuant to which the MHC will form a new subsidiary stock holding company for the Bank (the “Holding Company”) and shares of the common stock (the “Shares”) of the Holding Company will be offered and sold in a public offering, with the MHC retaining a majority of the Shares outstanding following completion of the offering. The MHC, the Holding Company and the Bank are sometimes collectively referred to herein as the “Company” and their respective Boards of Directors are collectively referred to herein as the “Board.” Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) is pleased to assist the Company with the Offering and this letter is to confirm the terms and conditions of our engagement.

Under the terms of the Plan and applicable regulations, the Shares will be offered first to eligible depositors of the Bank and the Company’s tax-qualified employee stock benefit plans (the “Subscription Offering”). Subject to the prior rights of subscribers in the subscription offering, the Shares may be offered in a community offering, with a preference given in the community offering to residents of the communities served by the Bank (the “Community Offering,” and together with the Subscription Offering, the “Subscription and Community Offering”). Shares not subscribed for in the Subscription and Community Offering, if any, may be offered to the general public by Sandler O’Neill on a best efforts basis (“Syndicated Offering”) and/or in a firm commitment public offering (“Firm Commitment Offering,” and together with the Subscription and Community Offering and any Syndicated Offering, the “Offering”).

Marketing Agent Services

In connection with our engagement, we anticipate that our services will include the following:

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

June 28, 2018

1.	Consulting as to the securities marketing implications of the Plan, including the percentage of common stock to be offered in the Offering;

2.	Reviewing with the Board the financial impact of the Offering on the Company, based upon the independent appraiser’s appraisal of the common stock of the Holding Company;

3.	Reviewing all offering documents, including the Prospectus, stock order forms and related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

4.	Assisting in the design and implementation of a marketing strategy for the Offering;

5.	Assisting management in scheduling and preparing for discussions or meetings with potential investors or other broker-dealers in connection with the Offering, including assistance in preparing presentation materials for such meetings (it being understood that the Company shall be solely responsible for the contents of such materials); and

6.	Providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the Offering.

Sandler O’Neill will act as exclusive marketing agent for the Company in the Subscription and Community Offering and will serve as sole manager of any Syndicated Offering or Firm Commitment Offering. Sandler O’Neill may also seek to form a syndicate of registered broker-dealers to assist in any Syndicated Offering or Firm Commitment Offering (all such registered broker-dealers participating in the Syndicated Offering or Firm Commitment Offering, including Sandler O’Neill, the “Syndicate Member Firms”). Sandler O’Neill will consult with the Company in selecting the Syndicate Member Firms and the extent of their participation in the Offering. Pursuant to the terms of the Plan, Sandler O’Neill will endeavor to distribute the Shares among dealers in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain Syndicate Member Firms. It is understood that in no event shall any Syndicate Member Firm be obligated to take or purchase any Shares in the Offering other than as may be expressly agreed to in an underwriting agreement for a Firm Commitment Offering entered into between the Company and such firms.

Marketing Agent Fees

If the Offering is consummated, the Company agrees to pay Sandler O’Neill for its marketing agent services a fee of 1.0% of the aggregate Actual Purchase Price of all Shares sold in the Subscription and Community Offering, excluding Shares purchased by or on behalf of (i) any employee benefit plan or trust of the Company established for the benefit of its directors, officers and employees, (ii) any charitable foundation established by the Company (or any shares contributed to such a charitable foundation), and (iii) any director, officer or employee of the Company or members of their immediate families (whether directly or through a personal trust).

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

June 28, 2018

With respect to any Shares sold in any Syndicated Offering or Firm Commitment Offering, the Company agrees to pay an aggregate fee of 5.0% of the aggregate Actual Purchase Price of all Shares sold in such offerings.

For purposes of this letter, the term “Actual Purchase Price” shall mean the price at which the Shares are sold in the Offering. All marketing agent fees payable hereunder shall be payable in immediately available funds by wire transfer at the time of the closing of the Offering or, in the case of a Firm Commitment Offering, shall be applied as an underwriting discount to the Shares purchased by the underwriters in such Firm Commitment Offering. If the Offering is terminated by the Company, no marketing agent services fees shall be payable by the Company to Sandler O’Neill hereunder.

Records Agent Services

Sandler O’Neill also agrees to serve as records management agent for the Company in connection with the Offering. In this role, we anticipate that our services will include the services outlined below, each as may be necessary and as the Company may reasonably request:

1.	Consolidation of Deposit Accounts for Voting and Subscription Rights;
2.	Organization and Supervision of the Stock Information Center;
3.	Coordination of Proxy Solicitation of Members and Special Meeting Services (it being understood that the Company will engage an independent tabulator to tabulate proxies and, as necessary, a proxy solicitation firm to solicit depositor votes); and
4.	Subscription Processing Services.

Each of these services is further described in Appendix A to this agreement.

The Company will furnish Sandler O’Neill with such information as Sandler O’Neill reasonably believes appropriate to its assignment (all such information so furnished being the “Records”). The Company recognizes and confirms that Sandler O’Neill (a) will use and rely primarily on the Records without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the Records.

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

June 28, 2018

Limitations

Sandler O’Neill, as records management agent hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including the Company by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this agreement and the performance hereof unless caused by or arising out of its own willful misconduct, bad faith or gross negligence, as determined in a final judgment by a court of competent jurisdiction; (d) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

Records Agent Fees

For its records management services hereunder, the Company agrees to pay Sandler O’Neill a fee of $25,000. In recognition that these services are administrative in nature and a substantial portion of the services will be performed prior to the commencement of the Offering, the Company agrees that (a) $12,500 of the fee shall be payable upon execution of this agreement by the Company, which shall be non-refundable; and (b) the balance shall be due upon the closing of the Offering.

Expenses

In addition to any fees that may be payable to Sandler O’Neill hereunder and the expenses to be borne by the Company pursuant to the following paragraph, the Company agrees to reimburse Sandler O’Neill, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Offering is consummated, including, without limitation, legal fees and expenses, travel and syndication expenses, up to a maximum of $150,000; provided, however, that Sandler O’Neill shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification or contribution provisions of this letter.

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

June 28, 2018

As is customary, the Company will bear all other expenses incurred in connection with the Offering and the Stock Information Center, including, without limitation, (a) the cost of obtaining all securities and bank regulatory approvals, including any required FINRA filing fees; (b) the cost of printing and distributing the offering materials; (c) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the Shares in the various states; (d) listing fees; (e) all fees and disbursements of the Company’s counsel, accountants and other advisors; and (f) the establishment and operational expenses for the Stock Information Center (e.g., postage, telephones, supplies, temporary employees, etc.). In the event Sandler O’Neill incurs any such fees and expenses on behalf of the Company, the Company will reimburse Sandler O’Neill for such fees and expenses whether or not the Offering is consummated.

Due Diligence Review

Sandler O’Neill’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its directors, officers, agents and employees as Sandler O’Neill and its counsel in their sole discretion may deem appropriate under the circumstances. In this regard, the Company agrees that, at its expense, it will make available to Sandler O’Neill all information that Sandler O’Neill requests, and will allow Sandler O’Neill the opportunity to discuss with the Company’s management the financial condition, business and operations of the Company. The Company acknowledges that Sandler O’Neill will rely upon the accuracy and completeness of all information received from the Company and its directors, officers, employees, agents, independent accountants and counsel.

Blue Sky Matters

Sandler O’Neill and the Company agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offering. The Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offering, including Sandler O’Neill’s participation therein, and shall furnish Sandler O’Neill a copy thereof addressed to Sandler O’Neill or upon which such counsel shall state Sandler O’Neill may rely.

Confidentiality

Except as contemplated in connection with the performance of its services under this agreement, as authorized by the Company or as required by law, regulation or legal process or by order of any court or governmental or regulatory authority, Sandler O’Neill agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”); provided, however, that Sandler O’Neill may disclose such information to its employees, agents, consultants and advisors who are assisting or advising Sandler O’Neill in performing its services hereunder, provided they have been directed to comply with the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Sandler O’Neill in breach of the confidentiality provisions contained herein, (b) was available to Sandler O’Neill on a non-confidential basis prior to its disclosure to Sandler O’Neill by the Company, or (c) becomes available to Sandler O’Neill on a non-confidential basis from a person other than the Company who is not otherwise known to Sandler O’Neill to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

June 28, 2018

Indemnification; Contribution

Each of the MHC and the Bank, jointly and severally, agrees to, and shall cause the Holding Company to, indemnify and hold Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (Sandler O’Neill and each such person being an “Indemnified Party”) harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the offering documents, including documents described or incorporated by reference therein, or in any other written or oral communication provided by or on behalf of the MHC, the Holding Company or the Bank to any actual or prospective purchaser of the Shares or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) arising out of or based in whole or in part on any inaccuracy in the representations or warranties of the MHC, the Holding Company or the Bank contained in any underwriting agreement or agency agreement, or any failure of the MHC, the Holding Company or the Bank to perform its obligations thereunder, or (iii) related to or arising out of the Offering or the engagement of Sandler O’Neill pursuant to, or the performance by Sandler O’Neill of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party; provided, however, that the Company shall only be obligated to pay for one separate counsel (in addition to any required local counsel) in any one action or proceeding or group of related actions or proceedings for all Indemnified Parties collectively, and provided, further, that the Company will not be liable (a) to Sandler O’Neill, in its capacity as marketing agent, to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Company by Sandler O’Neill expressly for use therein, or (b) to Sandler O’Neill, in its capacity as records management agent and marketing agent, under clause (iii) of this paragraph to the extent that it is finally judicially determined that any such loss, claim, damage, liability or expense is primarily attributable to the gross negligence, willful misconduct or bad faith of Sandler O’Neill. If the foregoing indemnification is unavailable for any reason other than for the reasons stated in subparagraph (a) or (b) above, the Company agrees to contribute to such losses, claims, damages, liabilities and expenses in the proportion that its financial interest in the Offering bears to that of Sandler O’Neill. The MHC and the Bank further agree, and shall cause the Holding Company to agree, that neither Sandler O’Neill nor any of its controlling persons, affiliates, partners, directors, officers, employees or consultants shall have any liability to the MHC, the Holding Company or the Bank or any person asserting claims on behalf of or in right of the MHC, the Holding Company or the Bank for any losses, claims, damages, liabilities or expenses arising out of or relating to this agreement or the services to be rendered by Sandler O’Neill hereunder, unless it is finally judicially determined that such losses, claims, damages, liabilities or expenses resulted directly from the gross negligence willful misconduct or bad faith of Sandler O’Neill.

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

June 28, 2018

Each of the MHC and the Bank agrees to, and shall cause the Holding Company to, notify Sandler O’Neill promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this agreement. Each of the MHC and the Bank will not, and shall cause the Company not to, without Sandler O’Neill’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Party is an actual or potential party thereto, unless such settlement, compromise, consent or termination (i) includes an explicit and unconditional release of each Indemnified Party from any liabilities arising out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party. If the MHC, the Holding Company or the Bank enters into any agreement or arrangement with respect to, or effects, any proposed sale, exchange, dividend or other distribution or liquidation of all or substantially all of its assets in one or a series of transactions, the MHC, the Holding Company or the Bank, as the case may be, shall provide for the assumption of its obligations under this section by the purchaser or transferee of such assets or another party reasonably satisfactory to Sandler O’Neill.

Definitive Agreement

Sandler O’Neill and the Company agree that (a) except as set forth in clause (b) below, the foregoing represents the general intention of the Company and Sandler O’Neill with respect to the services to be provided by Sandler O’Neill in connection with the Offering, which will serve as a basis for Sandler O’Neill commencing activities, and (b) the only legal and binding obligations of the Company and Sandler O’Neill with respect to the Offering (such obligations to survive any termination of this agreement) shall be (i) the obligations set forth under the captions “Records Agent Fees,” “Expenses,” “Confidentiality” and “Indemnification; Contribution,” and (ii) as set forth in a duly negotiated and executed definitive Agency Agreement to be entered into prior to the commencement of the Subscription and Community Offering, and, if applicable, a duly negotiated and executed Underwriting Agreement to be entered into prior to the commencement of a Firm Commitment Offering. Such Agency Agreement and, as applicable, Underwriting Agreement, shall be in form and content satisfactory to Sandler O’Neill and the Company and their respective counsel and shall contain standard indemnification and contribution provisions consistent herewith.

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

June 28, 2018

Sandler O’Neill’s execution of such Agency Agreement and/or Underwriting Agreement shall also be subject to (a) Sandler O’Neill’s satisfaction with its investigation of the Company’s business, financial condition and results of operations, (b) preparation of offering materials that are satisfactory to Sandler O’Neill, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Sandler O’Neill, (d) agreement that the price established by the independent appraiser for the Offering is reasonable, and (e) market conditions at the time of the proposed Offering.

Representations

Each of the MHC and the Bank represents and warrants that it has all requisite power and authority to enter into and carry out the terms and provisions of this agreement, the execution, delivery and performance of this agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound and this agreement has been duly authorized, executed and delivered by it.

Miscellaneous

The Company hereby acknowledges and agrees that the financial models and presentations used by Sandler O’Neill in performing its services hereunder have been developed by and are proprietary to Sandler O’Neill and are protected under applicable copyright laws. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior written consent of Sandler O’Neill.

This agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This agreement can only be altered by written consent signed by the parties. This agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

Boards of Directors

Rhinebeck Bancorp, MHC

Rhinebeck Bank

June 28, 2018

It is understood that the provisions contained under the captions “Limitations” and “Representations” will also survive any termination of this agreement.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Sandler O’Neill the duplicate copy of this letter enclosed herewith.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.
By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Derek Szot
Derek Szot
Authorized Signatory

Accepted and agreed to as of

the date first written above:

RHINEBECK BANCORP, MHC

RHINEBECK Bank

By:	/s/ Michael J. Quinn

Michael J. Quinn

President and Chief Executive Officer

APPENDIX A

RECORDS AGENT SERVICES

I.	Consolidation of Deposit Accounts for Voting and Subscription Rights
1.	Consolidate files in accordance with regulatory guidelines and create central file.
2.	Our EDP format will be provided to your data processing people.
3.	Vote calculation and preparation of depositor data for proxy forms.
4.	Preparation of depositor data for stock order forms.

II.	Organization and Supervision of the Stock Information Center
1.	Advising on physical organization of the Center, including materials requirements.
2.	Assist in the training of all Bank personnel and temporary employees who will be staffing the Center.
3.	Establish reporting procedures.
4.	On-site supervision of Center during subscription offering period.

III.	Coordination of Proxy Solicitation of Members and Special Meeting Services
1.	Coordinate proxy solicitation with Company and proxy solicitor (including assisting in designing and executing the vote campaign).
2.	Interface with proxy tabulator during solicitation period.
3.	Delete closed accounts for special meeting (if necessary).
4.	Act as or support inspector of election, it being understood that Sandler O’Neill will not act as inspector of election in the case of a contested election.

IV.	Subscription Processing Services
1.	Produce list of depositors by state (Blue Sky report).
2.	Production of subscription rights and research books.
3.	Assist in the design and preparation of a stock order form and offering marketing materials.
4.	Stock order form processing.
5.	Acknowledgment letter to confirm receipt of stock order.
6.	Daily reports and analysis.
7.	Proration calculation and share allocation in the event of an oversubscription.
8.	Produce charter shareholder list.
9.	Interface with transfer agent for ownership statement/welcome stockholder letter.
10.	Refund and interest calculations.
11.	Notification of full/partial rejection of orders.
12.	Production of 1099 Debit tape.